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Robert A. Robertson robert.robertson@dechert.com +1 213 808 5736 Direct

May 7, 2025

VIA EDGAR

Shandy Pumphrey

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Dunham Funds (File No. 811-22153)

Dear Ms. Pumphrey:

Thank you for your verbal comments on April 7, 2025, regarding your Sarbanes-Oxley review of the Dunham Funds (the “Registrant”), and its series portfolios (the “Funds”). The review included, among other documents:

•	Form N-CSR (Certified Shareholder Report), Reporting Period 10/31/24 (Filing Date January 13, 2025);
•	Form N-CEN (SEC Annual Report), Reporting Period 10/31/24 (Filing Date January 14, 2025; and
•	Certain portions of the Funds’ website.

Below are the SEC staff comments and the Registrant’s responses, which the Registrant has authorized us to provide to you.

Comment #1:	In the Funds’ tailored shareholder reports (TSRs) filed as part of Form N-CSR on EDGAR, the Total Advisory Fee line in the Key Fund Statistics chart has an “error” message for certain Funds. In future filings, please file the chart without an error message.

Response:	The Registrant will comply with the comment.
Comment #2:	For Funds that did not have any Material Fund Changes to report: at the beginning of the TSR (“Cover Page”), please remove the language “This report describes changes to the Fund that occurred during the reporting period” as this wording is only to be included if there were any Material Fund Changes in Item 27A(g).
Response:	The Registrant will comply with the comment.
Comment #3:	In the TSR for the Dunham Monthly Distribution Fund, the “Asset Weighting” chart’s “% of total investments” total is greater than 100%. Please explain and consider adding disclosure to the TSR as to what this pertains to in future filings.
Response:	The Registrant notes that the “Asset Weighting” chart is denoted as % of total investments which exceeds 100% as the total includes the short sales and options written. The Registrant is adding a footnote to the existing chart, stating: “If the total percentage exceeds 100%, the calculation includes the notional values of short sales and options written, which can result in aggregate exposures greater than the portfolio’s net assets.” In future filings, the Registrant will consider utilizing a more appropriate chart for a Fund that has long and short holdings.
Comment #4:	Item 11 of Form N-CSR states that the Basis for Approval of Investment Advisory Contract is “Included under Item 7” however, this information was not able to be located. In future filings, please include this information under the Item 11 section, or if it is included under item 7, the disclosure should be presented in a format to communicate the information effectively, be clearly distinguished from other materials, and be easily accessible (for example, by providing a table of contents with a hyperlink or page number that points the investor to the information). Please also include in the table of contents the location of Fund Trustees’ fees (Item 10).

Response:	The Registrant confirms that the most recent Basis for Approval of Investment Advisory Contract was included in the Semi-Annual report for the period ending April 30, 2024. There were no considerations to be included for the period ending October 31, 2024 (Annual Report). The Registrant inadvertently included the note “Included under Item 7”, which should have read “Not Applicable”. The Registrant will comply with the comment in future filings.
Comment #5:	The TSR adopting release states that funds should post the information contained in Items 7-11 on their websites. Item 7 was included on the Dunham Funds’ website, but Items 8-11 were not included. Please include on the Funds’ website going forward the section of the N-CSR that contains the listing of Items 8-11 (even if those point to Item 7).
Response:	The Registrant will comply with the comment.
Comment #6:	For the Dunham International Opportunity Bond Fund, the Fund appeared to have a return of capital in 2024. However, the SEC staff did not find a corresponding 19a-1 notice on the Fund’s website and the Fund was not listed in Item B. 23 (Rule 19a-1 notice) in Form N-CEN. Please confirm that Fund complied with Rule 19a-1 with respect to the Fund’s return of capital.
Response:	The Registrant notes that for the Dunham International Opportunity Bond Fund, the distributions were not a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for the Fund was made post-fiscal year end due to tax adjustments not available at time of distribution.
Comment #7:	In Item 19(a)(3) (Certification) of Form N-CSR, the signers did not identify themselves as the principal executive officer or the principal financial officer. In future filings please correct.
Response:	The Registrant will comply with the comment.

Comment #8:	Please confirm if the Dunham U.S. Enhanced Market Fund is included on the fidelity bond that was filed in EDGAR on 02/21/25, as it was not included under the Declarations as Insureds.
Response:	The Registrant filed Form 40-17G/A on April 22, 2025, and confirms that the Dunham U.S. Enhanced Market Fund is included under the Declarations as Insureds.
Comment #9:	Please explain why the net expense ratio on the TSR for Class C of the Dunham Real Estate Stock Fund is 2.54%, which appears to be the ratio of expenses to average net assets excluding interest expense when the ratio of expenses to average net assets including interest expense was 2.57%.
Response:	The Registrant is refiling the Form N-CSR to reflect the correct expense ratio.
Comment #10:	For the Dunham Monthly Distribution Fund and Dunham Small Cap Growth Fund, on Form N-CEN for principal transactions, please explain why there is only one entity listed for Item C.17 in (a) and it does not equal the total in (b).
Response:	The Registrant notes that transactions that were not principal transactions were inadvertently included in the total. The Registrant confirms that one principal broker is correct for both funds. The Registrant will comply with this comment in future filings.

Comment #11:	Item B.22 of Form N-CEN for the period ended October 31, 2024 for Dunham High Yield Bond Fund and Dunham US Enhanced Market Fund indicates that the Funds had a NAV error during the period, however the staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the errors, associated internal control implications, mitigating actions and amounts reimbursed, if any. If amounts have been reimbursed, please explain, citing applicable U.S. GAAP, Regulation S-X and other accounting guidance, why the Funds did not disclose these reimbursement amounts in the financial statements. Please provide the same analysis for the NAV error that occurred in 2023 for Dunham Monthly Distribution Fund.

Response:

During the year ended October 31, 2024, the Fund Administrator made a $1,271 reimbursement to the Dunham U.S. Enhanced Market Fund for an error in calculating the fulcrum fee for the time period ending May 1, 2024, which was near the end of the initial performance measurement period. Going forward, the Fulcrum fee file will be set up at a fund’s inception for the entire first year of operations using the correct calculation methodology as opposed to updating the spreadsheet formulas daily. The reimbursement is included in “sub-advisory performance fee” on the Statement of Operations.

As the Fund Administrator completed the applicable financial review process as its quality controls, required presentation and disclosures have been made in the financial statements. Considering the reimbursement was from a third-party service provider and the reimbursement amount was 0.001% of net assets as of October 31, 2024 and 0.004% of the Fund’s net increase in net assets resulting from operations for the year, the amount was immaterial, and management deems the non-disclosure of the reimbursement in the Fund’s financial statements to be appropriate.

During the year ended October 31, 2024, the Dunham High Yield Bond Fund experienced a NAV error on March 12, 2024 due to not accounting for a dividend/cash payment although it was booked at the Custodian, which resulted in the Fund being undervalued for a day. A fair value was provided on the same security around the same time, but the dividend/ cash payment was not prominently mentioned. The Fund’s shareholder activity was reprocessed for all activity on March 12, 2024. The Sub-Adviser was asked to also provide a more direct/prominent alert regarding any dividend/cash payments that may be applicable at the same time as a fair valuation on the same security.

The Dunham Monthly Distribution Fund experienced a NAV error on April 3, 2023, where several option prices were applied to the Fund Administrator’s accounting system incorrectly, resulting in the Fund’s shareholder activity being reprocessed for all activity on April 3, 2023. As a result of the error, the Fund Administrator added an additional exception review to the pricing control team, added an additional system generated flag, and provided additional training to the team.

* * *

Please contact Robert A. Robertson at (213) 808-5736 if you have any additional comments or questions regarding the Registrant’s responses.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson